May 18, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Biocept, Inc.

Registration Statement on Form S-1 (File No. 333-271355) – Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 16, 2023, in which we, as representative of the underwriters in an offering pursuant to the registration statement on Form S-1 (333-271355) (the “Registration Statement”), joined Biocept, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for May 18, 2023, at 9:00 A.M. (New York time). Biocept, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

EF HUTTON, DIVISION OF BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal